EXHIBIT 99.1

Brookfield Renewable Announces Results of Conversion  Privilege of Series 3 Preference Shares

BROOKFIELD, NEWS, July 17, 2024 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that after having taken into account all election notices received by the July 16, 2024 deadline for conversion of Brookfield Renewable Power Preferred Equity Inc.’s (“BRP Equity”) currently outstanding Class A Preference Shares, Series 3 (the “Series 3 Shares”) (TSX: BRF.PR.C) into Class A Preference Shares, Series 4 (the “Series 4 Shares”), no Series 3 Shares will be converted into Series 4 Shares.

Based on the number of Series 3 Shares tendered for conversion, BRP Equity determined that there would be fewer than the 1,000,000 Series 4 Shares outstanding on July 31, 2024 required to give effect to the conversion.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities in North America, South America, Europe and Asia. Our operating capacity totals almost 34,000 megawatts and our development pipeline stands at approximately 157,000 megawatts. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business) and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas and materials recycling.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager with over $925 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR+’s website at www.sedarplus.ca. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:

Media:	Investors:

Simon Maine Managing Director – Communications +44 (0)7398 909 278 simon.maine@brookfield.com	Alex Jackson Vice President – Investor Relations (416) 649-8196 alexander.jackson@brookfield.com